 Exhibit 99.6

Earnings Call 1

EARNINGS CALL-1

Q3 FY 2016 RESULTS

January 14, 2016

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Ranganath D. Mavinakere

Chief Financial Officer and Executive Vice President

Mohit Joshi

Executive Vice President, Head – Financial Services, Head – Infosys Brazil and Infosys Mexico

Sandeep Dadlani

Executive Vice President, Head – Retail, CPG, Logistics, Automotive, Aerospace, Core and Industrial Manufacturing; Head – Americas

ANALYSTS

Sandeep Muthangi

IIFL

Nitin Mohta

Macquarie

Anantha Narayan

Credit Suisse

Sandip Agarwal

Edelweiss

Ankur Rudra

CLSA

Viju George

JP Morgan

Moderator

Ladies and Gentlemen, Good Day and Welcome to the Infosys Earnings Conference Call. As a reminder, all participants’ lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you sir.

Sandeep Mahindroo

Thanks, Inba. Hello! everyone and welcome to Infosys Earnings call to Discuss Q3FY16 Financial Year Results. This is Sandeep from the Investor Relations Team in Bangalore. Let me start by wishing everyone a very happy 2016. Joining us today on this Earnings Call is CEO and MD – Dr. Vishal Sikka; COO – Mr. Pravin Rao; CFO – Mr. M.D. Ranganath, along with other members of the senior management team. We will start the call with some remarks on the performance of the company by Dr. Sikka, followed by comments by the leadership team. Subsequently we will open up the call for questions. Before I pass it on to the management team, I would like to remind you that anything which we say which refers to our outlook for the future is a forward looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov

I would now like to pass it on to Dr. Vishal Sikka.

Vishal Sikka

Thank you, Sandeep. Good Morning, Everyone. Thanks for joining our call. At the outset I want to recognize the spirit and the passion of all Infoscions, which in many ways define our performance in this third quarter. We entered the last quarter somewhat apprehensive about what was ahead. Q3 is known for its seasonality, the furloughs, the less number of working days, etc., and we were coming off an amazing Q2 performance and then we were faced with the devastating floods in Chennai last month, but despite all of this and because of the spirit and passion of our people, I am pleased with what we achieved and the momentum that this has created for us to end the fiscal year on a strong note.

We ended Q3 of FY16 with revenue of Rs.15,902 crores INR, or US dollar 2.407 bn. This translates to quarter-on-quarter growth of 1.7% in rupee terms, 0.6% in US dollar terms and 1.1% in constant currency terms. If we adjust for the one-time early termination fees paid to us by a client in the previous quarter, our quarter-on-quarter revenue growth came in better than expected at 2.1% in constant currency and 1.6% in reported terms. Volumes grew 3.1% indicating a healthy momentum in the underlying business. Utilization was 80.6% on a standalone basis; including trainees were 74.2%. Blended per capita revenue decreased by 2.5% as a result of lesser price realization. If I adjust for the one-time termination fee impact realized in Q2, pricing decreased by 1.5%. Our operating margin for the quarter was 24.9% compared to 25.5% in the previous quarter. We reported earnings per share of Rs.15.16 for the quarter, up 2%, and in US dollar terms earnings per share was 23 cents.

Margins were impacted due to seasonality of price realization that is typical of the third quarter and for some additional reasons that Ranga can talk about. Attrition for the quarter decreased further to 13.4% on an LTM basis and Infosys is now home to 193,000 employees. I mentioned our utilization earlier, our zero bench program aimed at rethinking the notion of the bench in our industry has seen great adoption. More than 8,000 projects have or are being worked on by more than 4,000 people while they wait for client projects. This is giving them valuable real life experience that they then take to our clients and in the process they are also creating software assets for our own use. Our outlook for the rest of this fiscal year is positive. Therefore, we are raising our revenue growth projection for the full year from 12.8% to 13.2% in year-on-year constant currency terms. This is ahead of our original guidance of 10% to 12% in constant currency. We expect this will put us in a good position as we head into fiscal ‘17 and on our way to industry leading growth. Ranga will touch upon some of the increased cost that we see on the horizon due to visa fees, etc. and where we think we will end up in March.

Now, let me talk about some of the key developments of this quarter in the execution of our strategy to reimagine services in which we bring all that is possible with human potential together with software and services. While we still have a long way to go, we see many promising milestones. We continue to focus on changing the nature of our conversations with clients to become much more strategic and we can see this reflected in the renewal of existing large contracts, opening of new types of engagements and net new accounts as well as in signing of large deals. The number of $50 mn plus clients grew to 51 and the number of $10 mn plus clients grew to 171. We added 34 net new clients during the quarter. Our momentum of large deal wins continued and we won four large deals in the quarter with nearly $360 mn in contracted value across Application Maintenance, Infrastructure Management and Enterprise Packages. In addition, we won a large renewal deal in Q3 of around $600 mn. The pipeline of large deals continues to be healthy and in fact in the early week of this quarter we have already signed new large deals worth more than $150 mn.

Our Financial Services segment under Mohit leadership continued its strong performance with a 2.6% quarter-on-quarter growth in constant currency. China and India geographies also grew well for us in Q3.

Now turning to the heart of our strategy – Innovation: We are driving innovation in two big ways. In our grass roots efforts to empower every Infoscion as an innovator through programs like Zero Distance and in our reimagining of next generation services with our AiKiDo service offerings. Our Zero Distance program which focuses on driving innovation in every project that we do for every single client has continued to grow. We now have more than 8,000 Zero Distance Projects. 90% of our delivery organization under Ravi’s leadership has already done something innovative in an existing project beyond the statement of work bringing value to our clients in every ongoing project. As recognized in many client service, the innovation quotient of the organization has improved as a result, and Zero Distance has been recognized in our employee surveys as the most impactful and engaging movement within the company. When we talk about innovation at Infosys we do not talk about a single department but rather all of us as innovators. I believe this is a unique part of our strategy to change the nature of the conversation that we have with our clients.

We have begun to see these ideas deliver value for our clients as well. For example, at TNT, where we manage more than 720 applications in a complex landscape, we proactively identified an opportunity to drive more value through non-invasive automation of monitoring their mainframe based messaging applications. This is enabling earlier detection in automatic resolution of incidents resulting in much higher business stability.

We are at the same time seeing strong adoption of our AiKiDo service offerings across all industries. Clients continue to respond well to this framework as they look to us for help in renewing their IT landscapes non-disruptively, leverage new platforms and technologies to open opportunities which is ‘Ai’ and to bring the power of Design Thinking to find the great problems to solve, which is ‘Do.’ During the quarter we leveraged ‘Ki’ to help clients modernize their legacy architectures, migrate existing application landscapes to the Cloud and leverage DevOps and Agile methodologies and modern architectures for more efficient Agile landscapes.

Commerzbank for example, chose us for a multi-year application management program to develop a post-trade utility for the bank, leveraging principles of Design Thinking and the AiKiDo framework to simplify their application architecture and standardize and improve processes and to drive cost efficiency. In ‘Ai’, our platforms and products, the Infosys Information Platform surpassed 200 engagements to-date with 30 already in production. I am particularly excited about our work with ATP, where we are helping to reimagine the Tennis experience. At the Barclays World Tour Finals, we analyzed huge amounts of data from the chair umpire and hawk-eye to deliver unprecedented foresights into each match, and in doing this help to transform the fan experience. Infosys is working with Hershey’s to build predictive analytics capability using IIP. We have set up a Data Lake of close to terabyte and 5.3 bn records on IIP for doing advanced analytical analysis to enable real-time decision making in the supply chain area.

Infosys Automation Platform surpassed 121 engagements with 47 already in production. Automation is making its way more fundamentally into our services. I have said this before several times, that automation and renewal are the answer to the downward spiral that our industry is in the midst of due to the commoditization of traditional services. In this quarter we released more than 1,100 engineers compared to roughly 800 in the previous quarter and this was across our service lines – Infrastructure Management, Testing, BPO, Packaged Systems, Engineering Services, BI and Digital Services. Automation impacts every single service that we deliver.

Panaya, Skava and our Edge products continue to see strong adoption. Our EdgeVerve unit had 24 wins and 25 Go Lives for the Finacle and Edge platform offerings. With Panaya we closed 13 new joint engagements including 1 at BNSF, the North American Rail Road company for risk-based testing on the SAP landscape. Skava’s Mobility Service offering for retailers had a record black friday weekend with traffic and mobile commerce sales up by 50%.

In ‘Do’, our Design Thinking, our methodology to discover and articulate the most complex problems of our clients, we have conducted 151 engagements with clients today, led by our consulting teams. For example, we helped EMEA create their new market entry strategy leveraging Design Thinking to evaluate the core needs of a market and consumers and open the minds of their theme to think of creative solutions rather than focusing on predetermined ideas. More than 69,000 of our employees have now been trained in Design Thinking and clearly we can see the application across the board, helping us build better relationships with our clients and engaging with them on their most strategic transformative projects.

We continue to look for investment in partnership opportunities that bring additional value to our clients and that position Infosys in a broader context. This quarter we completed the acquisition of Noah Consulting, a leading consulting services provider for the oil & gas industry. We also invested in WHOOP, an early stage company that offers sports performance optimization system through variable technology and we invested in Cloud Endure, a start-up company that provides Cloud Migration and Disaster Recovery Solutions for Cloud-based landscapes. We also announced our participation in Open AI, a non-profit organization dedicated to developing and advancing Artificial Intelligence and bringing the best of the AI talent in the world together in the interest of all of us. This initiative adds an important new dimension to our various ongoing efforts in Artificial Intelligence.

We were named the Corporate Citizen of the Year at the ET Award last week for CSR work that we do and. purpose behind philanthropy of our three foundations – The Infosys Foundation in India, the Infosys Foundation in the US and the Infosys Science Foundation. We launched a new solar power plant in our Pocharam Campus in Hyderabad, and now produce 7.2 MW of energy through solar which will meet 100% of our Pocharam center’s requirements.

Before I hand it over to my friend, Ranga, who had his first quarter as our CFO, I want to congratulate all Infoscions on being ranked the Second in the Business World overall list of Most Respected Companies, especially because the award cited our belief in ourselves as the reason for winning. This reflects my own belief in the unlimited potential in all of us. The future is something that we invent, that we make, as my friend and teacher, Allen, always said, people ask me all the time about all the external macroeconomic factors like what is happening with the economy, what is happening in China and so forth and how we compare ourselves to others on new areas. While all of these factors are important, the remain things that we respond to, that we react to, the more important part I believe is that we are only limited by our imagination and in this way I am very optimistic for the path that is ahead of us, that we are creating, that we are making for ourselves and for our clients

With that I will hand it over to Ranga.

Ranganath D. Mavinakere

Thank you, Vishal. Hello! Everyone and Wish You All a Very Happy 2016 Ahead. On the big picture, our revenues in Q3 were Rs.15,902 crores; this is a quarter-on-quarter growth of 1.7% sequentially in rupee terms; on a year-on-year basis, when compared to Q3’15, our Q3 revenues have grown 15.3% in rupee terms. In dollar terms, revenues grew sequentially by 0.6% on reported basis and 1.1% on constant currency basis.

If you recall, in Q2, we had one-time revenue of $23 mn due to a contract termination. After taking that into account, our quarter-on-quarter growth is 1.6% in dollar terms and 2.1% in constant currency terms. On a year-on-year basis, Q3 revenues have grown 8.5% in dollar terms and 12.5% in constant currency terms. Q3 is seasonally a soft quarter due to the impact of furloughs and lower working days. Growth in Q3 was better than our earlier expectations since the impact of some furloughs was lower than we anticipated. We were also able to overcome the client specific headwinds to some extent.

We also had to navigate through unexpected events such as Chennai Floods, however, our effective business continuity plans ensure that there was negligible impact of the same on our revenues. During the quarter, we acquired Noah which resulted in additional $3 mn revenues for Q3.

Volumes grew by 3.1% during the quarter, marginally lower than 3.7% in Q2. Realization of the quarter declined by 2.5% on reported basis and 2% on constant currency basis. If we normalize the impact of contract termination in Q2, decline in realization was 1.5% in reported terms and 1% in constant currency terms. Furloughs and lower working days in Q3 also impacted the realization to some extent. On a year-on-year basis, realization was lower by 4.5% in reported terms and 1.1% in constant currency terms.

Our utilization excluding trainees declined by 70 basis points to 80.6%. The utilization including trainees declined by 120 basis points to 74.2% due to addition of trainees during the quarter. Onsite mix increased marginally to 29.5% as a result of growth in Consulting and SI services which has a higher onsite component.

Our operating margin for the quarter was 24.9%, decline of 60 basis points during the quarter. Margins for the quarter were impacted by 110 bps due to realization decline and another 60 bps due to drop in utilization, increase in subcon cost and impact of Nova consolidation. This was offset by 110 basis points due to benefits of both rupee depreciation as well as reduction in variable pay, thereby limiting the margin drop to 60 basis points.

At the group level, we added 14,027 gross employees during the quarter with the net addition of 5,407 employees. Attrition continues to be on a declining trend. At the group level, annualized attrition was 18.1% as compared to 19.9% last quarter. The quarterly annualized attrition on a standalone basis for Infosys Limited has declined to 13.4% from 14.1% last quarter; this is at par with the lowest level of attrition in the last 15-quarters.

Operating cash flow generation was stable during the quarter. We generated operating cash flow of Rs.3,126 crores in Q3 as compared to Rs.3,130 crores last quarter. We paid out interim dividend and dividend distribution tax of Rs.2,753 crores and Rs.665 crores towards deferred consideration on purchase of Lodestone. Capital expenditure during the quarter was Rs.675 crores, hence our cash and cash equivalents as of 31st December was at Rs.31,526 crores as compared to Rs.32,099 crores last quarter.

DSO for the quarter were 65 days. We had a $74 mn reduction in unbilled revenues in Q3 and they fell to the lowest level in the last two years.

We saw another quarter of US dollar strength against most currencies; rupee depreciated against dollar by 1.1% on an average basis and 0.9% on period end basis. US dollar appreciated 2.3% against euro and 2.2% against UK pound.

The effective tax rate for the quarter was 27.2%, this include tax reversals due to completion of tax assessment in certain jurisdictions. Excluding this, our effective tax rate for the quarter was 30% which is within 29 to 30% band that we had talked about earlier.

Our net margins during the quarter was at 21.8% as compared to 21.7% last quarter. Our EPS for the quarter was Rs.15.16 as compared to Rs.14.87 in Q2. EPS grew 2% on a sequential basis and 6.6% on a year-on-year basis in rupees.

Coming to Segment Performance Amongst Verticals: Financial Services and Insurance grew by 2.7%, Energy, Communication and Services grew by 4.2%, RCL and Manufacturing declined by 0.5% and 3.7% respectively. Amongst Geographies: Europe grew by 2.1%, North America declined by 0.6% while rest of the world was flat. Q3 growth in Americas and Manufacturing was negatively impacted since Q2 revenues included $23 mn from contract termination that we talked about earlier. India grew by 23.1% due to ramp up of a few projects. The growth in India should be seen in context with a small base of business which sees changes due to ramp ups and ramp downs in projects.

During the quarter we added 13 clients above $1 mn, 4 clients above $25 mn and 1 client above $50 mn. Our share of revenues from fixed price contract increased further during the quarter to 44.6%. Our revenues from top 5 clients declined marginally by 0.3% quarter-on-quarter and from top 10 clients declined marginally by 0.1% quarter-on-quarter. However, on a year-on-year basis our revenues from top 5 clients grew 13% and our top 10 clients grew 9.4% which is higher than the company’s average growth.

Coming to guidance for the quarter, our earlier guidance for FY16 was 10-12% in constant currency terms. Based on our performance in the last three quarters we are increasing our constant currency guidance to 12.8 to 13.2%. This translates to 8.9% to 9.3% growth in Dollar terms and 16.2% to 16.6% in Rupee terms for FY16. Operating margins, we expect the medium-term band to be 25% (+/-1%).

So with that we will open the floor for the questions.

Moderator

Thank you very much Sir. Ladies and gentlemen, we will now begin the question and answer session. We will take the first question from the line of Sandeep Muthangi of IIFL. Please go ahead.

Sandeep Muthangi

I had a question on the pricing situation. Dr. Sikka you have described the pricing situation in the legacy services to be quite bad, in fact you used the downward spiral to describe it and last year we have seen pricing drops and realization drops in a fairly significant way. What kind of an incremental headwind is this going to be? It will also be great if you can tell us about how much of your legacy portfolio has already witnessed realization reset?

Vishal Sikka

My sense is that the overall decline in the pricing environment is a systemic thing, it is a structural thing that is something that we have to become accustomed to and I have been saying this for the last 18 months. Within a course of a quarter there are variations sometimes the decline is more and sometimes less and it depends on other things as well on how the pricing is realized. But by and large there is a general underlying downward pressure and that is a result of many things; of the cost pressure that companies feel increasingly and it is a reflection of the massive shift that is happening where every industry and every business is basically finding it necessary to embrace digital technologies, embrace computing in its traditionally manual areas of business.

So in that sense I believe that this is something that we have to just get used to as a structural thing. The way around that, as I have said before, is a dual strategy of bringing automation to everything that we do and we have started to do that. Last quarter, the number of people that we were able to free as a result of bringing our automation platform into work has increased significantly and we expect to continue this and in fact we intend to accelerate the adoption of automation in everything that we do, accelerating it in every service as well as accelerating it in beyond the areas that we have applied it to so far which is in a more traditional manual kinds of tasks and bringing Artificial Intelligence techniques into the more higher-end kind of tasks.

And with automation that we free up the people’s productivity, our intention is to make them more innovative and helping work on clients more strategic next-generation kinds of projects where their ability to innovate, their ability to be creative can be brought to bear both in new strategic areas at higher price points and higher margins and so on. So the combination of automation and innovation which is, of course, underpinned by our ability to teach people these new skills is basically the heart of our strategy and that is directly in response to this big thing that is happening around pricing decline.

Beyond this strategic area, as I mentioned there are seasonal fluctuations and factors that impact our pricing and we have to address those and in particular several operational levers that Ranga and Pravin can talk about that we need to continue to optimize as just a part of our ongoing operational discipline and that we are continuing to focus on that and we expect to see results from those as well.

But the bigger structural change that needs to be brought here is to bring automation, bring AI techniques into all our existing services and then use the freed up capacity for the people, on one hand improve the margins and on the other hand to enable people to become more innovative.

Ranga, Pravin would you like to add anything to that?

Ranganath D. Mavinakere

Absolutely Vishal. I think the pricing decline if you look at on a sequential basis has been 2.5% and constant currency 2%, but after taking into account the one-time $23 mn last quarter, the pricing decline sequentially and reported is 1.5% and constant currency 1%. As Vishal said I think quarter to quarter there will be movements, however, the more probably the sectoral piece is really the year-on-year. If you look at the year-on-year, the price decline is 4.5% in reported and constant currency is 1.1%.

One way to really is to how our operational efficiencies and productivity improvements, to what extent we can offset that, is where our current focus is, for example, on the operational efficiencies if you look at the utilization this quarter was 80.6%. Consistently over the last four quarters we have kept it about 80%. We still feel that there is room for utilization improvement. For example, earlier years we used to be in late 70s, now we are consistently above 80% but still there is leg room for us to improve the utilization. Likewise the on-site effort mix is 29.5%. It has gone up marginally this quarter and our endeavor is to see at least in certain service lines especially infrastructure management, testing where the offshore component can be higher, how do we optimize that. And the third piece, of course, is the sub-contractor management cost and the onsite employee cost to better management of role ratios. So these are some of the levers certainly we have and more importantly the automation and productivity is the biggest lever that some of them are short-term levers that I talked about earlier, some are medium-term, so these are some of the things that we’ll continue to focus in the coming quarters to see to what extent these pricing decline we could address.

Sandeep Muthangi

One quick question on the infra services business. My question is not just related to this quarter but the infra business revenues are down compared to even 1Q; they are about 5% down. We have seen fits and starts in this business in the past also. So is there anything to read through about the slowdown in the infra business this year especially that the traction has improved and there were lot of deal wins last year?

Vishal Sikka

The decline that you see this quarter is because of the onetime effect that we had from a client that made an early termination penalty in the previous quarter, so that is singularly the reason for this. In fact, our infrastructure business is very strong and it is resonating extremely well with our clients. The dual power of automation in infrastructure as well as the work of bringing automation to infrastructure services as well as the work that we are doing with our partners like Amazon and Microsoft and EMC and others and the work that we are doing in start-ups and investments that we are making in next generation infrastructure management technologies like our investment in Cloud Endure and our investment in Vortex ventures and these kinds of leading infrastructure management innovators. As a result of that our infrastructure offering is in fact the strongest that it has ever been.

Moderator

Our next question is from the line of Nitin Mohta of Macquarie. Please go ahead.

Nitin Mohta

Dr. Sikka, I wanted to understand, given that the IT services industry growth has been slowing down, there is a concern about loss of market share for Infosys and peers to (a) IT vendors who have got more entrenched domain expertise and (b) towards smaller and nimbler players who are probably more close to disrupters like Salesforce and Workday. My question was, one, do you agree to this market share loss thesis? And secondly, do you think emergence of digital technologies would fragment the revenue share for large players like Infosys?

Vishal Sikka

No, I don't agree to that thesis. In fact, I believe that we stand uniquely positioned to serve the needs of the times that are in front of us. My view on this is somewhat contrarian. The idea of domain expertise is, I believe, somewhat flawed. The kind of domain expertise that people talk about is usually domain expertise from the past that is increasingly becoming irrelevant. And when you look at start-up companies it is true that lots of start-up companies have tremendous advantage in terms of the kind of technology and solutions and the unique abilities that they bring but they don't have scale and we have always seen the traditional vagaries of embracing scale. So we in fact think that the fact that start-ups are doing some amazing innovation in this area can actually be a great source of advantage for us if we can bring them in to our clients in a great way and we have started to do that. Many of the deals that we have signed recently as well as many of our large ongoing projects already see us bringing many start-ups, and our team is here we can share many examples of this, where we bring innovative new solutions to our clients, where we can help bridge that gap that a start-up traditionally has of being able to offer an assurance of a mature scalable vendor like us. So I actually not only don't subscribe to that notion I think that our opportunity in front of us to serve the times that are in front of us is as great as it has ever been.

Nitin Mohta

The second question I had on guidance, couple of moving parts there, so how should we read the guidance raise? It has got more to do with improved demand traction or you think the external volatility or concerns in Financial Services or client specific projects have abated and hence the raise?

Vishal Sikka

It is a combination of factors. Obviously as you saw our volume growth, we had 3.7% in Q2 and 3.1% in Q3 so on the basis of that we feel good. We have seen significant number of large deals that we have signed. Our win rates have increased significantly and so those give us some confidence and those are in turn being fueled by duality of grassroots innovation that we have been engaged in, where our clients continually see the benefits of Zero Distance like initiatives on ongoing projects and I mentioned several examples earlier, as well as the new things the AiKiDo areas, of automation, of AI, of design thinking that are starting to kick in. So a combination of all of this gives us confidence that we will get to 12.8% to 13.2% in constant currency growth within this financial year and that will also help set us up for Fiscal 2017. Obviously we will share our guidance for Fiscal 2017 in April but we feel good about getting to industry leading growth in Fiscal 2017 as we have always talked about.

Moderator

Our next question is from the line of Anantha Narayan of Credit Suisse. Please go ahead.

Anantha Narayan

Some of the comments made by the management towards the end of last calendar year seem to suggest a bit of near term weakness in margins. So I just wanted to see whether you all could put in context the December quarter margins in context with those comments. And also what your outlook for the March quarter would be?

Vishal Sikka

Maybe I can speak and Ranga and Pravin can add. Look, our strategy has always been consistent profitable growth. Mr. Murthy always talked about that and I deeply believe in that. We see many start-ups and unicorn and other mythical animals around us who don't believe in this idea but we deeply believe in this idea and so we are committed to that. I also don't believe that by throwing money at certain of these innovations and sacrificing margins in the short-term we can get to growth and so forth. We believe in consistently going after a profitable growth. It is true that because of a combination of factors, the ability to respond to the downward spiral in the price in the industry as well as the ability to renew our workforce, renew our services using automation, using next-generation technologies like Artificial Intelligence, we have to continually make those choices; continually make those trade-offs and investments. We deeply believe in it that. However, we don't believe that that will sacrifice our ambition to get to profitable growth in any meaningful way. So we are maintaining our 25% (+/-1%) margin outlook for the near term and the aspiration that we have of getting to 30% margin by 2020 continues to be there, this is still obviously quite far away but as time goes by our confidence in getting there increases.

Ranganath D. Mavinakere

When we entered the quarter as you said, yes, we knew that this was a seasonally soft quarter and at that point in time based on the visibility on furloughs as well as some client specific headwinds that we had mentioned about, that was the visibility we had at that point in time. However, growth in Q3 was better than our earlier expectations since the impact of some of furloughs was lower than we anticipated. We were also able to overcome certain client specific headwinds to some extent. On the margin part overall decline is 60 basis points quarter-to-quarter of which 1.1% is on account of the price realization which was offset by a combination of lower variable pay plus to some extent the Rupee depreciation so that overcome 1.1% drop. In addition, we had as you know the higher subcon expenses from $131.7 to $151 mn as well as the utilization dropping from 81.3% to 80.6%, so both of them put together had additional 60 basis points drop, so net net that was the overall drop of 60 basis points. Yes, certainly when we entered the quarter the headwinds as well as the furlough our expectation was higher than finally where we ended.

Anantha Narayan

Did the India business have any element of a single weak lumpy project or was it more broad based than that?

Vishal Sikka

No, it was not a single event. It was a combination of things, projects ending, projects starting, etc., that got to that. There was no one particular thing. And it is not GST if that’s what you were wondering.

Moderator

Our next question is from the line of Nitin Padmanabhan of Investec. Please go ahead.

Nitin Padmanabhan

Dr. Sikka, you had spoken about a target of improving the revenue per FTE and actually if you compare it on a year-on-year basis it’s actually down, very similar to what the pricing drop is and it has actually not benefited from the improved utilization. And you had spoken about automation and other initiative sort of gaining scale to the latter half and thereby sort of driving this. But when do you really see this sort of really starting to tick upwards going forward?

Vishal Sikka

When you look at the three aspirational objectives of $20 bn, 30% and $80,000 RPE, we continue to believe strongly in all three of those and as time goes by we feel increasingly confident in our ability to get there. But from a time perspective as well as from a difficulty of achieving perspective obviously the $20 bn, I believe, the revenue growth is something that will come first, the margin second and RPE improvement third. If you look at the adoption of automation or the adoption of innovation, so as a result of the automation work that we did in the last quarter we were able to save 1,100 FTE worth of effort. That is significantly higher than where it has been but it is still relatively small number. It is little bit more than 1% of our delivery organization. So these numbers are still small. Similarly, if you look at the engagement and the revenue impact as a result of the new areas whether it is the ‘Ai’ of AiKiDo which is Finacle and Edge or Panaya and Skava or our work with our two platforms in automation and information platform on Big Data Machine Learning platform, even though we have more than 200 engagements now with IIP and a 120 engagements with the automation platform with several dozen of these already in production, again the revenue impact and the services, the pull through impact of that is still quite small.

Similarly the 150 design engagements even though they have contributed heavily to ongoing growth in existing clients especially in the top clients as well as our ability to win large deals, by themselves the revenue impact still early and still small. In the meantime, the pricing decline has happened as Ranga mentioned earlier, over the year we have seen a 4.5% reported decline in pricing and 1.1% in constant currency decline so, that impact is more immediate. So this is the reason that you see the RPE decline that is happening. The mechanism to impact is obviously is there are the operational measures and Ranga has talked about those already but the structural measure is to bring automation into the mix as quickly as possible. So as we look ahead to Fiscal 2017 obviously this quarter I expect that we will achieve a significantly larger number of peoples freed because of automation and as we look to Fiscal ‘17 we expect to bring automation much more pervasively in our services both bringing them to all kinds of projects that we do as well as in expanding the nature of automation that we are able to deliver by more R&D in AI techniques. So that number will kick in. The revenue growth is something that we are constantly focused on at consistent profitable growth, so the revenue and then the margin and then the RPE this is the sequence and I expect this adoption to happen.

Nitin Padmanabhan

Sure. And just another thing in terms of in your conversations with clients and looking out, what are you hearing from them in terms of their thoughts on the budget’s and their thoughts on spending going to the next year considering what they are seeing around us today, anything that you have picked up and if you could share?

Pravin Rao

This is Pravin here. From the budget perspective in some sense there is still not much clarity. Our expectation is budget will in general be either flat to marginally down. There are some industries which are challenged like Energy probably will see downward revision in budget. Having said that, in some sense in today’s volatile world and what we have seen in the last few quarters, budget in the traditional sense does not have as much impact or meaning because clients continue to look at the budgets on every quarterly basis based on the macro and their own context. And overall, we continue to see a trend of focus on cutting cost particularly on ‘business as usual’ areas and then repurposing the spent to some of the transformational area. So that trend we expect to continue this year as well.

Vishal Sikka

And more broadly my sense is that the IT teams are constantly under a pressure to deliver both the innovation that the business is looking for as well as the renewal of their existing landscape to find the savings. So even though the budgets are under pressure as Pravin said, if we have the right mix of offerings then we believe that despite this pressure on the budgets whether it is in IT or in other non-IT areas, we can continue to grow our business.

Moderator

Thank you. We will take the next question from the line of Sandip Agarwal of Edelweiss. Please go ahead.

Sandip Agarwal

Congratulations on one more good quarter and Happy New Year to the whole Management Team. Vishal, I have one specific question on the Digital side. We are consistently hearing that all the business is actually moving towards Digital and our own sense is that after sometime it will just be a matter of definition how do you define Digital but otherwise every business will be more or less Digital in some or other form. So given our existing employee base and given the amount of training we are imparting, I understand that we are moving towards that requirement, but what is your sense that will we need to do a lot of small-small skill set acquisitions and will we prefer that mode versus a mode of brining in start-up on a collaboration basis to get some deals? So what will be a better approach and what approach you would like to take or will it be a combination of both?

Vishal Sikka

The word Digital is one of these words that evokes many reactions. I mean in a very basic level, everything that we do is Digital. Last I looked, we only write software for Digital computers and we stopped writing software for Analog Computers in the 1950s. So I think what people mean when they say Digital is the digitization of physical experience whether it was an experience of purchasing in a store or being able to access a service on a mobile device or something where you automate or digitize the process that was previously a physical one. And if you look at it from that point of view we see tremendous growth in this area obviously of rethinking experiences, rethinking the construction of things. the engineering, especially the creation of great consumer experiences in new channels and so forth. It is true that the nature of projects is such that the projects are of small sizes, small durations, agile, done using new technologies and there is an increasing fragmentation of technologies.

But therefore, the challenge that we see is a triple challenge and a triple opportunity where on the one hand we need to make sure that we are able to deliver those kind of services and we are doing that and our work in these areas has been growing significantly and we also need to ensure that our ability to train people in these areas is there. And therefore we are creating our foundational training for example, in Design Thinking which has now reached close to 70,000 people including nearly 5,000 project managers. Basically every project manager in the company has already been trained on Design Thinking and similarly, we are teaching people the new Agile, DevOps technologies in an extremely scalable manner. We have within the next three quarters every single project manager and delivery leadership of the company above project manager will all be trained on DevOps, Agile, Scrum Technology, so 100% coverage.

So both the training has to evolve but in addition need to start bringing a complement of start-up offerings into our overall solution and plug that in and deliver that to the clients as well as wherever possible make acquisitions. For example, we have acquired Skava which is an amazing platform and Skava’s volume of mobile commerce almost double during Black Friday. And we have seen a significant adoption of Skava in our clients in Retail basically and is also starting outside of Retail. So it is going to be a combination of working with start-ups, acquiring new technologies wherever it makes sense, and training our employees for this new reality that these new kinds of projects are small ones and agile ones. But I do not see that this fundamentally changes the nature of what we do or any of the outlook that we have on the road ahead.

Sandip Agarwal

Yes, thanks Vishal, extremely helpful for the detail. Just if I can squeeze a smaller one, what is your view on the disruption which 3D Printing can bring to the different industries, if you can throw some light on that as well. Thank you.

Vishal Sikka

If you look broadly at the adoption of technology as it happens, it is another great step in this ongoing commoditization of these kinds of technologies, ongoing postponement or late binding of these ideas of delaying the decisions until the last possible minutes and the ongoing digitization of previously physical artifacts. So more and more of the last mile kinds of things we see will be printed on-demand near the point of consumption or at the point of consumption. Obviously, for the foreseeable future I do not see that, we will all be printing our own computers and things like that. However, I believe that the technology has tremendous impact. One of the exciting projects that we have been working on one of these 151 design engagements is actually with a CPG company where we have been working on 3D Printing Chocolate with your own variation of sugar and butter content, your own shapes and sizes - you can print R2D2 things of this nature. So it is an exciting technology. It can have significant impact on the Manufacturing side but in the grand scheme of things it is a natural evolution of brining supply and demand closer and closer together towards the point of consumption.

Moderator

Thank you. We will take the next question from the line of Ankur Rudra of CLSA. Please go ahead.

Ankur Rudra

Firstly, do you see a shift towards greater Consulting-led discretionary spend over the cost of Commoditized Legacy Service in the marketplace that is part A? And part B, in this quarter we have seen the service mix for Infosys moved towards Consulting System Integration away from Application Maintenance and Infrastructure which historically has enjoyed better pricing than the Infrastructure and Application Maintenance piece. But, however, we have still seen a realization decline in constant currency terms, if you could just tie those two ends for me. Thanks.

Vishal Sikka

No, I think that those particular movements that you have seen are more seasonal and dependent on individual projects and so forth. I do not see any particular reason that Consulting is any more or less than any of the Projects and Application Maintenance and so on. Of course the base that we have on Application Development and Maintenance is a much larger base similarly in other services compared to the Consulting base. More broadly speaking, the nature of Consulting is changing where an implementation of particular package or brining in a previous best practice on some process is not so valued as the ability to do brain storming and Design Thinking on the strategic areas of the future for the clients and this is the thing that continues to be our focus. Almost all of our design engagements, the 151 design engagements that I mentioned have been led by Design Thinking and where we help get into uncharted areas, help our clients understand the more strategic problems that they face and then work proactively to build rapid new next-generation solution to those problems and I believe that increasingly that will be the future of Consulting.

Ranganath D. Mavinakere

The pricing point that you mentioned, I think indication is on the year-on-year basis because on the sequential basis there are multiple factors for example, this quarter the furlough pieces as well as the Q2 one-time that $23 mn piece can also alter the sequential pricing changes. On the year-on-year basis, reported currency 4.5% decline and in constant currency 1.1% decline, so that is the broad picture.

Ankur Rudra

Okay. And on Financial Services, clearly when we were going into the quarter you were a bit concerned about spending initiatives there. Can you help us understand what led to that and is your outlook is significantly more positive now for the rest of CY ‘16 not just this year?

Mohit Joshi

Yes, this is Mohit Joshi. So look I think momentum was strong in the quarter. We had new clients, we were on the winning side of consolidations and I think clients are excited about the energy they see in the company, they see our portfolio of offering. So we had two good quarters prior to this as well. So this is our third good quarter in a row.

Ankur Rudra

So this is more about you wining vendor consolidation exercises post to the market changing in its complexion?

Mohit Joshi

No, I think it is both. Look, I think we are winning new kinds of projects and we are also winning on consolidation deals. So I think, it is a mix of growing in existing clients and winning new clients. It is not one or the other.

Ankur Rudra

Okay, thanks. And just lastly, if you could clarify the demand outlook particularly in the Manufacturing and Retail verticals? Thank you very much.

Sandeep Dadlani

Hi, this is Sandeep. In the Retail vertical we are certainly seeing interesting trends. The holiday season was good prima facie but if you double click on it, online sales went up more than 20% while foot traffic in physical stores actually declined. That means that we will see increased trends in mobile and online sales. Even if you look at our acquisition Skava you will see a traffic and commerce – Mobile page view, mobile commerce surpassing desktop views and desktop commerce, So, within the online world we are seeing dramatic changes. So I continue to see increased smaller innovation projects in Retail, in the consumer goods area as well. I see a lot of M&A kind of work coming into the CPG area as large CPG companies consolidate, merge, or divest to take care of activist investors.

In the Manufacturing area, the Auto sector certainly has a great momentum going on. We are seeing projects in the areas of connected cars new Digital experiences in dealers, etc. The Aerospace industry will go through a little downturn in spending because a lot of design of new planes has already been completed and now it is just production and roll out which is going on there. So it is a mixed bag in Manufacturing.

Overall Retail and Manufacturing put together, I see moderate growth going into the next year but even then as far as we focus on Digital, on Cloud, on Innovation and in Analytics, you will see many referenceable clients emerge just like today we had mentions of TNT, BNSF, Hershey, etc., increasingly. Thank you.

Moderator

Thank you. We will take the next question from the line of Viju George of JP Morgan. Please go ahead.

Viju George

Congratulations to the management team on a good performance. Vishal, I had two questions, really one on Digital. When you are looking at having more offerings around propriety platforms like the IIP, IAP and more generally applications around new technologies, are you looking to change your profile of people both from delivery or development perspective as well as from sales and marketing perspective? Or is it going to be largely training of the workforce to the relevant Digital context, that is one? And secondly, automation is critical for your 2020 Vision. Do you envisage a scenario where a large part of the automation gains we would end up sort of surrendering to the client because I guess in the current environment the competitive scenario is forcing us to give a large part gains to our clients thus keeping extra margins for ourselves? Thank you.

Vishal Sikka

On the first one, the weightage is certainly towards training, there is no substitute for that. We have actually been investing in some completely new training technologies itself under the leadership of Binod where we teach in a much more sophisticated real-time manner using much better techniques and in fact we have seen some amazing results in how it improves the ability of people to learn just by using a better teaching platform. We are also patterning with many of innovators in start-ups and innovators in the education world. So training continues to be the focus. I think obviously when you look at core technologies like IIP and IAP this requires a very different kind of skill but this is a much-much smaller number of people. You are talking about I mean 10 people in a platform team can make a huge difference whereas on the other side we are talking about tens of thousands of people. So I do not believe in hiring massive numbers of people from the outside to build services expertise but instead to train them as much as possible. Obviously, hiring is an important part of what we do and sub-contracting is an important part of what we do especially as this last quarter indicated. But truly the main focus of the company is in hiring the niche skills in the important areas and in training the broad base of people in the technologies and capabilities that are relevant for the times ahead.

Your second question was about automation. The answer to that question is different depending on what time horizon you put on it. If we waited for one more year or some period of time, people tell me when I say one year that I am being too aggressive but I actually think that it is nine months to one year maybe it is two years but at some point in the future this automation will become de facto standard, it will become something that everybody expects to bring because it is a norm in the way that we work. Today it is still a novelty, so you can comparatively differentiate your offering and realize that value and the margin saving to yourself and that is the key. How early can you get on that cycle? That is why I have been harping on this point for the last 18 months and that is why we have been investing so heavily and now this is no longer something that is an early adoption or an experimentation but something that is massively adopted. In our infrastructure management, for example, this early automation that I talked about in Ravi’s team we have already seen 100% adoption of automation in the basic managed fixed-price projects and that number will continue to grow as we go into more of that the time and materials and other categories of projects and as we continue to expand the scope of automation that is applicable inside of the project. Today we see between 10% to 35% benefits because of automation, I believe as we take a bigger bite out of it or as we start to apply this towards L2 service offerings or even L3 service offerings where we need more Artificial Intelligence and things like that, we will have a bigger impact from automation. If we wait for these, then these will become more and more commoditized and will be assumed and then you will hand over the gains to the client. But if we get this done early on enough, then we will be able to realize at least some of if not all of the value that the automation brings.

Viju George

Sure, that was helpful. So as a consequence of that what you are saying is that in the projects today where you are realizing a satisfactory level of automation, you are able to keep a reasonable part of the gains for yourself?

Vishal Sikka

Yes, in the categories of projects that we have applied this to we are able to keep the gains that we see. If you look at the burden of saving 1,100 people from this project because of automation is that you need to ensure that the pipeline is there to consume those 1,100 people otherwise, you have just basically worsen your utilization. So that is the sort of the balance that we need to achieve. But all things being equal, this gain that we have achieved already produces an impact on the bottom-line.

Moderator

Thank you. Ladies and gentlemen that was our last question. I now hand the floor back to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for spending time with us on this call. We look forward to interacting with you again. Have a good day.